Exhibit 99.2

ASX RELEASE 18 September 2025

CORPORATE GOVERNANCE STATEMENT and APPENDIX 4G

In accordance with ASX Listing Rules 4.7.4 and 4.10.3, Nova Minerals Limited (Nova or Company) (ASX: NVA, NASDAQ: NVA, FRA: QM3) Corporate Governance Statement and Appendix 4G are attached.

For further information regarding Nova Minerals Limited, please visit the Company’s website www.novaminerals.com.au

This announcement has been authorized for release by the Company Secretary, Ian Pamensky.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Main Operations	Corporate	ASX: NVA | NASDAQ: NVA | FRA: QM3	1

Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au Email info@novaminerals.com.au ACN 006 690 348

NOVA MINERALS LIMITED

ACN 006 690 348

(Company)

Corporate Governance Statement - FOR THE FINANCIAL YEAR ENDING 30 June 2025

This Corporate Governance Statement is current as at 17 September 2025 and has been approved by the Board of the Company on that date.

This Corporate Governance Statement discloses the extent to which the Company has, during the financial year ending 30 June 2025, followed the recommendations set by the ASX Corporate Governance Council in its publication Corporate Governance Principles and Recommendations – Fourth Edition (Recommendations). The Recommendations are not mandatory. However, the Recommendations that will not be followed have been identified, and reasons provided for not following them along with what (if any) alternative governance practices the Company intends to adopt in lieu of the recommendation.

The Company has adopted a Corporate Governance Plan which provides the written terms of reference for the Company’s corporate governance duties.

Due to the current size and structure of the existing Board, the Board has not formed individual Board committees. Under the Company’s Board Charter, the duties that would ordinarily be assigned to individual committees are currently carried out by the full Board under the written terms of reference for those committees.

The Company’s Corporate Governance Plan is available on the Company’s website at The Company’s Corporate Governance Plan is available on the Company’s website at https://novaminerals.com.au/about-nova/corporate-governance-new/ - governancedocuments

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION
Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1

A listed entity should have and disclose a charter which sets out the respective roles and responsibilities of the Board, the Chair and management, and includes a description of those matters expressly reserved to the Board and those delegated to management.

YES

The Company has adopted a Board Charter that sets out the specific roles and responsibilities of the Board, the Chair and management and includes a description of those matters expressly reserved to the Board and those delegated to management.

The Board Charter sets out the specific responsibilities of the Board, requirements as to the Board’s composition, the roles and responsibilities of the Chairman and Company Secretary, the establishment, operation and management of Board Committees, Directors’ access to Company records and information, details of the Board’s relationship with management, details of the Board’s performance review and details of the Board’s disclosure policy.

A copy of the Company’s Board Charter, which is part of the Company’s Corporate Governance Plan, is available on the Company’s website.

1

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Recommendation 1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a Director; and

(b) provide security holders with all material information relevant to a decision on whether or not to elect or re-elect a Director.

YES

(a)  The Company has guidelines for the appointment and selection of the Board in its Corporate Governance Plan. The Company’s Remuneration and Nomination Committee Charter (in the Company’s Corporate Governance Plan) requires the Remuneration and Nomination Committee (or, in its absence, the Board) to ensure appropriate checks (including checks in respect of character, experience, education, criminal record and bankruptcy history (as appropriate)) are undertaken before appointing a person, or putting forward to security holders a candidate for election, as a Director.

(b)  Under the Remuneration and Nomination Committee Charter, all material information relevant to a decision on whether or not to elect or re-elect a Director must be provided to security holders in the Notice of Meeting containing the resolution to elect or re-elect a Director.

Appropriate checks were undertaken prior to the appointment of directors and senior executives during the 2025 financial year, including the appointment of Mr Richard Beazley who was appointed as Chairman and independent non-executive director on 24 July 2024 and Mr Dovi Berger who was appointed as a non-executive director on 1 July 2025.

Recommendation 1.3 A listed entity should have a written agreement with each Director and senior executive setting out the terms of their appointment.	YES

The Company’s Remuneration and Nomination Committee Charter requires the Committee (or, in its absence, the Board) to ensure that each Director and senior executive is a party to a written agreement with the Company which sets out the terms of that Director’s or senior executive’s appointment.

The Company has had written agreements with each of its directors and senior executives for the past financial year.

The key terms of the agreements are set out in the Remuneration Report within the Company’s Annual Report.

Recommendation 1.4 The Company Secretary of a listed entity should be accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board.	YES

The Board Charter outlines the roles, responsibility and accountability of the Company Secretary. In accordance with this, the Company Secretary is accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board.

2

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Recommendation 1.5

A listed entity should:

(a)  have and disclose a diversity policy;

(b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)  disclose in relation to each reporting period:

i. the measurable objectives set for that period to achieve gender diversity;

ii. the entity’s progress towards achieving those objectives; and

iii. either:

1. the respective proportions of men and women on the Board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

2. if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in the Workplace Gender Equality Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

PARTIALLY

(a)  The Company has adopted a Diversity Policy which provides a framework for the Company to establish and achieve measurable diversity objectives, including in respect of gender diversity. The Diversity Policy allows the Board to set measurable gender diversity objectives, if considered appropriate, and to assess annually both the objectives (if any have been set) and the Company’s progress in achieving them.

(b) The Diversity Policy is available, as part of the Corporate Governance Plan, on the Company’s website.

(c)  The Board did not set measurable gender diversity objectives for the past financial year, because:

●    2Bthe Board did not anticipate there would be a need to appoint any new Directors or senior executives due to limited nature of the Company’s existing and proposed activities and the Board’s view that the existing Directors and senior executives have sufficient skill and experience to carry out the Company’s plans; and

●    3Bif it became necessary to appoint any new Directors or senior executives, the Board will consider the application of a measurable gender diversity objective requiring a specified proportion of women on the Board and in senior executive roles will, given the small size of the Company and the Board, unduly limit the Company from applying the Diversity Policy as a whole and the Company’s policy of appointing based on skills and merit; and

●    The Company did not have any women in senior executive positions or across the whole organisation for the past financial year.

Recommendation 1.6

A listed entity should:

(a)  have and disclose a process for periodically evaluating the performance of the Board, its committees and individual Directors; and

(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

YES

(a) The Company’s Remuneration and Nomination Committee (or, in its absence, the Board) is responsible for evaluating the performance of the Board, its committees and individual Directors on an annual basis. It may do so with the aid of an independent advisor. The process for this is set out in the Company’s Corporate Governance Plan, which is available on the Company’s website.

(b) The Company’s Corporate Governance Plan requires the Company to disclose whether or not performance evaluations were conducted during the relevant reporting period.

(c)  The Company completed performance evaluations in respect of the Board and individual Directors in June 2025.

3

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Recommendation 1.7

A listed entity should:

(a)  have and disclose a process for periodically evaluating the performance of its senior executives; and

(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

YES

(a)  The Company’s Remuneration and Nomination Committee (or, in its absence, the Board) is responsible for evaluating the performance of the Company’s senior executives on an annual basis. The Company’s Remuneration and Nomination Committee (or, in its absence, the Board) is responsible for evaluating the remuneration of the Company’s senior executives on an annual basis. A senior executive, for these purposes, means key management personnel (as defined in the Corporations Act) other than a non-executive Director.

The applicable processes for these evaluations can be found in the Company’s Corporate Governance Plan, which is available on the Company’s website.

(b)   The Company’s Corporate Governance Plan requires the Company to disclose whether or not performance evaluations were conducted during the relevant reporting period. The Company undertook a Board Review during the current year but has not undertaken a review of senior executives.

Principle 2: Structure the Board to add value

Recommendation 2.1

The Board of a listed entity should:

(a) have a nomination committee which:

(i)   has at least three members, a majority of whom are independent Directors; and

(ii)   is chaired by an independent Director, and disclose:

(iii)  the charter of the committee;

(iv)  the members of the committee; and

(v)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)  if it does not have a nomination committee, disclose that fact and the processes it employs to address Board succession issues and to ensure that the Board has the appropriate balance of skills, experience, independence and knowledge of the entity to enable it to discharge its duties and responsibilities effectively.

YES

(a)  The Company’s Remuneration and Nomination Committee Charter provides for the creation of a Remuneration and Nomination Committee (if it is considered it will benefit the Company), with at least three members, a majority of whom are independent Directors, and which must be chaired by an independent Director.

The Board has established a Remuneration and Nomination Committee in July 2024. In accordance with its Charter, the Remuneration and Nomination Committee is structured such that it consists solely of Non-Executive Directors, is chaired by an independent Non- Executive Director and has at least three Non-Executive Directors as members. The Charter was last reviewed in June 2024 and is reviewed from time to time to ensure that it meets best practice standards, complies with the ASX Corporate Governance Principles and Recommendations, and meets the needs of the Company and the Committee. The Charter is available on the Company’s corporate governance page on the Company’s website.

The Chair of the Remuneration and Nomination Committee is Mr Avi Geller. The other members of the Committee are Mr Dovi Berger and Mr Richard Beazley. Mr Berger was appointed on 1 July 2025 to the committee. Three of three Committee members are Non-Executive Directors, and the Board considers all of the Non-Executive Directors on the Committee to be independent.

4

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Other Board members, including the Executive Directors, are invited to attend these meetings.

The Company Secretary is also the Secretary to the Committee and copies of the minutes of the meeting are distributed to the Board ahead of the next full Board meeting.

(b)   The Company has followed recommendations 2.1(a)(i) and 2.1(a)(ii) for the reporting period. The Company has otherwise complied with recommendation 2.1 for the reporting period.

The Board has a Remuneration and Nominations Committee that has at least three members.

The Company notes ASX Recommendations 2.1(a)(i) and 2.1(a)(ii) recommend that a majority of the nomination committee be independent directors and that an independent director be the chair of the nomination committee. The Company notes that it is currently in compliance with this recommendation.

The Remuneration and Nominations Committee currently comprises three independent Director, one of whom is the chair of the Remuneration and Nominations committee.

Nova’s Remuneration and Nominations Committee is governed by its Remuneration and Nominations Committee Charter, which is disclosed on Nova’s website (https://novaminerals.com.au/about-nova/corporate-governance-new/).

The members of the Company’s Remuneration and Nominations Committee and the number of times the committee met throughout the reporting period and the individual attendances of the members at those meetings are disclosed in the Annual Report.

Recommendation 2.2 A listed entity should have and disclose a Board skill matrix setting out the mix of skills and diversity that the Board currently has or is looking to achieve in its membership.	NO

Under the Remuneration and Nomination Committee Charter (in the Company’s Corporate Governance Plan), the Remuneration and Nomination Committee is required to prepare a Board skills matrix setting out the mix of skills that the Board currently has (or is looking to achieve) and to review this at least annually against the Company’s Board skills matrix to ensure the appropriate mix of skills to discharge its obligations effectively and to add value and to ensure the Board has the ability to deal with new and emerging business and governance issues.

5

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

The Company does not have a Board skill matrix. The Board Skills Matrix will include the following areas of knowledge and expertise:

● strategic expertise;

● specific industry knowledge;

● accounting and finance;

● risk management;

● Environment and sustainability;

● experience with financial markets; and

● investor relations.

The Board also has regard to the Company’s Diversity Policy and Board Charter and will aim to achieve diversity and independence in its membership where possible, also having regard to the size and nature of the existing Board, and the magnitude of the Company’s operations.

The Board Charter requires the disclosure of each Board member’s qualifications and expertise. Full details as to each Director and senior executive’s relevant skills and experience are available in the Company’s Annual Report.

Recommendation 2.3

A listed entity should disclose:

(a)  the names of the Directors considered by the Board to be independent Directors;

(b)  if a Director has an interest, position, association or relationship of the type described in Box 2.3 of the ASX Corporate Governance Principles and Recommendation (3rd Edition), but the Board is of the opinion that it does not compromise the independence of the Director, the nature of the interest, position, association or relationship in question and an explanation of why the Board is of that opinion; and

(c)  the length of service of each Director

YES

(a)  The Board Charter requires the disclosure of the names of Directors considered by the Board to be independent. The Board considers Mr Richard Beazley (appointed 24 July 2024), Mr Avi Geller and Mr Berger (appointed 1 July 2025) to be independent.

(b)  Even though Mr Avi Geller has a direct and indirect shareholdings in the Company, the Board considers Mr Geller to be independent. There are no other independent Directors who fall into this category.

(c)   The Company’s Annual Report and Recommendation 2.4 below discloses the length of service of each Director, as at the end of each financial year.

6

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION
Recommendation 2.4 A majority of the Board of a listed entity should be independent Directors.	YES	The Company’s Board Charter requires that, where practical, the majority of the Board should be independent. Details of the Directors at reporting date are:

Name	Status	Date of appointment	Qualification
Mr Richard Beazley	Non-Executive Chairman – Independent	24 July 2025	B.E. (Mining) with Honors from the University of New South Wales and MBA from APESMA and Deakin University.
Mr Louie Simens	Executive Director* - Non-Independent	19 Dec 2017
Mr Christopher Gerteisen	Executive Director & CEO - Non-Independent	23 Sept 2019	BSc. Mining/Exploration Geology, MSc. Economic Geology/Mineral Economics
Mr Avi Gellar	Non-Executive Director – Independent	19 Nov 2018
Mr Craig Bentley	Executive Director – Non-Independent	18 Feb 2022	B Comm and Administration (BCA)
Mr Dovi Berger	Non-Executive Director - Independent	1 July 2025	B.Sc. (Accounting); M.Sc. (Accounting); J.D.
Mr Rodrigo Pasqua	Non-Executive Director - Independent	1 May 2022 (resigned 14 November 2024)	B BEng in Mining Engineering

* Mr Simens was the interim Executive Chairman to 24 July 2025

At 30 June 2025 there was a majority of non-independent Board members (only two of its five directors were considered to be independent). The Company has taken steps to increase its number of independent directors and appointed Mr Richard Beazley as non-executive Chair on 24 July 2024 and Mr Dovi Berger to the Board on 1 July 2025.The Board now comprises three independent Directors and three non-independent Directors.

It is noted the composition of the Board will be reassessed in future in line with changes in the Company’s operations and level of activity and will be adjusted as deemed appropriate. The Board will consider the ASX Recommendations in assessing any future changes in Board composition.

Further details of each Director’s independence are set out in the Annual Report.

7

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION
Recommendation 2.5 The Chair of the Board of a listed entity should be an independent Director and, in particular, should not be the same person as the CEO of the entity.	YES

The Board Charter provides that, where practical, the Chair of the Board should be an independent Director and should not be the CEO/Managing Director.

The Interim Chair of the Company to 24 July 2024, Mr Louie Simens was a non-independent Director. On 24 July 2025, Mr Richard Beazley was appointed as non-executive Chairman. Mr Beazley is an independent Director.

Recommendation 2.6

A listed entity should have a program for inducting new Directors and providing appropriate professional development opportunities for continuing Directors to develop and maintain the skills and knowledge needed to perform their role as a Director effectively.

YES

In accordance with the Company’s Board Charter, the Remuneration and Nomination Committee (or, in its absence, the Board) is responsible for the approval and review of induction and continuing professional development programs and procedures for Directors to ensure that they can effectively discharge their responsibilities. The Company Secretary is responsible for facilitating inductions and professional development.

Principle 3: Instil a culture of acting lawfully, ethically and responsibly
Recommendation 3.1 (a) Instil a culture of acting lawfully, ethically and responsibly	YES

The Company and its subsidiary companies are committed to conducting its business activities fairly, honestly with a high level of integrity, and in compliance with all applicable laws, rules and regulations. The Board, management and employees are dedicated to high ethical standards and recognise and support the Company’s commitment to compliance with these standards.

The Company’s values are set out in its Code of Conduct (which forms part of the Corporate Governance Plan) and are available on the Company’s website. All employees are given appropriate training on the Company’s values and senior executives continually reference such values.

Recommendation 3.2

A listed entity should:

(a)   have and disclose a code of conduct for its directors, senior executives and employees; and

(b)  ensure that the Board or a committee of the Board is informed of any material breaches of that code

Yes

The Company’s Code of Conduct applies to the Company’s directors, senior executives and employees. The Company’s Code of Conduct (which forms part of the Company’s Corporate Governance Plan) is available on the Company’s website. Any material breaches of the Code of Conduct are reported to the Board (as the Company has not formed an Audit and Risk Committee).

Recommendation 3.3

A listed entity should:

(a)   have and disclose a whistleblower policy; and

(b)  ensure that the Board or a committee of the Board is informed of any material incidents reported under that policy.

Yes

The Company’s Whistleblower Protection Policy (which forms part of the Corporate Governance Plan) is available on the Company’s website. Any material breaches of the Whistleblower Protection Policy are to be reported to the Board (as the Company has not formed an Audit and Risk Committee).

8

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Recommendation 3.4

A listed entity should:

(a) have and disclose an anti-bribery and corruption policy; and

(b)  ensure that the Board or committee of the Board is informed of any material breaches of that policy.

Yes

The Company’s Anti-Bribery and Corruption Policy (which forms part of the Corporate Governance Plan) is available on the Company’s website. Any material breaches of the Anti-Bribery and Corruption Policy are to be reported to the Audit and Risk Committee.

Principle 4: Safeguard the integrity of corporate reports

Recommendation 4.1

The Board of a listed entity should:

(a) have an audit committee which:

(i)    has at least three members, all of whom are non-executive Directors and a majority of whom are independent Directors; and

(ii)   is chaired by an independent Director, who is not the Chair of the Board,

and disclose:

(i)    the charter of the committee;

(ii)   the relevant qualifications and experience of the members of the committee; and

(iii)  in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its financial reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

PARTIAL

(a)   The Company’s Corporate Governance Plan contains an Audit and Risk Committee Charter that provides for the creation of an Audit and Risk Committee (if it is considered it will benefit the Company), with at least three members, all of whom must be independent Directors, and which must be chaired by an independent Director who is not the Chair.

The Board has established an Audit and Risk Committee in July 2024. In accordance with its Charter approved by the Board.

The Charter sets out the purpose, membership, responsibilities, authority and reporting requirements of the Committee. The primary responsibilities of the Committee are detailed in the Charter and include the following areas:

● Accounting Practices and External Reporting

● Oversight of the Risk Management System

● Governance

This Charter was last updated in June 2024. The Charter is available on the Company’s corporate governance page on the Company’s website

The Chair of the Audit Committee is Mr Avi Geller. The other members of the Committee are Mr Dovi Berger and Mr Richard Beazley. Mr Berger was appointed to the Committee on 1 July 2024. Three of three Committee members are Non-Executive Directors. The Board considers all of the Non-Executive Directors on the Committee to be independent and the composition of the Audit Committee satisfies the Board’s requirements in performing the Committee’s function given the size and complexity of the Company at present.

9

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

The Chief Financial Officer, senior members of the finance team, the external auditors attend Committee meetings at the discretion of the Committee. Other Board members, including the Executive Directors, are invited to attend these meetings. Further details of the members of the Audit Committee and their attendance at Committee meeting are set out below and in the Directors’ Report Section of the 2025 Annual Report.

The Company Secretary is also the Secretary to the Committee and copies of the minutes of the meeting are distributed to the Board ahead of the next full Board meeting.

(b) The Company had The Company has an Audit and Risk Management Committee which is comprised of three non-executive directors, a majority of whom are independent directors. The Committee is chaired by an independent director, who is not the chair of the Board. The Audit and Risk Management Charter can be found on the Company’s website at https://novaminerals.com.au/about-nova/corporate-governance-new/. The relevant qualifications and experience of the members of the Audit and Risk Management Committee and the number of times the committee met throughout the reporting period and the individual attendances of the members at those meetings are disclosed in the 2025 Annual Report.

Before the Board approved the Company’s financial statements for 2025, it received written assurances from the Chief Executive Officer and Chief Financial Officer that to the best of their knowledge and belief, the declaration provided by them in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. Equivalent informal assurances were provided for the half-year financial reports.

The Company is committed to providing clear, concise and effective disclosure in its corporate reports. Processes are in place to verify the integrity of all Company announcements and unaudited periodic report released to the market, to ensure that they are factual, complete, accurate and provide investors with appropriate information to make informed investment decisions. This process includes relevant internal stakeholders reviewing and signing-off on the section of the report to which they contributed prior to receiving approval by the Board.

10

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Recommendation 4.2

The Board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

YES

The Company’s Audit and Risk Committee Charter requires the CEO and CFO (or, if none, the person(s) fulfilling those functions) to provide a sign off on these terms.

The Company has obtained a sign off on these terms for each of its financial statements in the past financial year.

Recommendation 4.3

A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.

YES

Processes are in place to verify the integrity of ASX’s periodic corporate reports (as defined in the ASX Corporate Governance Principles) released to the market and not audited or reviewed by the external auditor. Examples of periodic corporate reports released by the Company include the directors’ report in the annual report.

The Company has adopted a Disclosure Committee Policy which sets out how market announcements are reviewed and released. The Board makes disclosure decisions, oversees the drafting of announcements and approves all ASX announcements. The Board is also responsible for satisfying itself that the content of any announcement is accurate and not misleading and is supported by appropriate verification.

ASX announcements are lodged on the market announcements platform by the Company Secretary.

Principle 5: Make timely and balanced disclosure
Recommendation 5.1 A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	YES

Detailed compliance procedures for ASX Listing Rule disclosure requirements have been adopted by the Company. The Company’s Communications and Disclosure Policy is available on the Company’s website at https://novaminerals.com.au/about-nova/corporate-governance-new/.

Recommendation 5.2 A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	YES

Under the Company’s Disclosure Committee Policy (which forms part of the Corporate Governance Plan), all members of the Board will receive material market announcements promptly after they have been made.

11

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Recommendation 5.3

A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

	YES	All substantive investor or analyst presentations are released on the ASX Markets Announcement Platform ahead of such presentations.
Principle 6: Respect the rights of security holders
Recommendation 6.1 A listed entity should provide information about itself and its governance to investors via its website.	YES	Information about the Company and its governance is available in the Corporate Governance Plan which can be found on the Company’s website.
Recommendation 6.2 A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	YES

The Company has adopted a shareholder communication strategy detailed in the Disclosure Committee Policy which aims to promote and facilitate effective two-way communication with investors. The Strategy outlines a range of ways in which information is communicated to shareholders and is available on the Company’s website as part of the Company’s Corporate Governance Plan.

Recommendation 6.3 A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	YES

Shareholders are encouraged to participate at all general meetings and AGMs of the Company. Upon the despatch of any notice of meeting to Shareholders, the Company Secretary shall send out material stating that all Shareholders are encouraged to participate at the meeting.

Recommendation 6.4 A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	YES	All substantive resolutions at securityholder meetings are decided by a poll rather than a show of hands.
Recommendation 6.5 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	YES

The shareholder communication strategy detailed in the Disclosure Committee Policy provides that security holders can register with the Company to receive updates by email. Links are made available to the Company’s website on which all information provided to the ASX is immediately posted.

Security holders are able to register to receive electronic communications in relation to the Company from the security registry. Contact details for the Company’s security registry are available on the Company’s website.

Shareholder queries should be referred to the Company Secretary at first instance.

12

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION
Principle 7: Recognise and manage risk

Recommendation 7.1

The Board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(i)   has at least three members, a majority of whom are independent Directors; and

(ii)   is chaired by an independent Director,

and disclose:

(iii)  the charter of the committee;

(iv)  the members of the committee; and

(v)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the process it employs for overseeing the entity’s risk management framework.

Partially

(a)   The Company’s Corporate Governance Plan contains an Audit and Risk Committee Charter that provides for the creation of an Audit and Risk Committee (if it is considered it will benefit the Company), with at least three members, all of whom must be independent Directors, and which must be chaired by an independent Director.

The Board has established an Audit and Risk Committee in July 2024. In accordance with its Charter approved by the Board.

The Charter sets out the purpose, membership, responsibilities, authority and reporting requirements of the Committee. The primary responsibilities of the Committee are detailed in the Charter and include the following areas:

● Audit

● Reporting

● Financial Risk Management

● Financial Governance

This Charter was last updated in June 2024. The Charter is available on the Company’s corporate governance page on the Company’s website

The Company is committed to the identification, monitoring and management of material business risks of its activities via its Risk Management Framework.

The Chair of the Audit Committee is Mr Avi Geller. The other members of the Committee are Mr Dovi Berger (appointed 1 July 2025) and Mr Richard Beazley. Three of three Committee members are Non-Executive Directors. The Board considers all of the Non-Executive Directors on the Committee to be independent, and the composition of the Audit Committee satisfies the Board’s requirements in performing the Committee’s function given the size and complexity of the Company at present. The Chief Financial Officer, senior members of the finance team, the external auditors as well as the internal auditor attend Committee meetings at the discretion of the Committee. Other Board members, including the Executive Directors, are invited to attend these meetings. Further details of the members of the Audit Committee and their attendance at Committee meeting are set out below and in the Directors’ Report Section of the 2025 Annual Report. The Company Secretary is also the Secretary to the Committee and copies of the minutes of the meeting are distributed to the Board ahead of the next full Board meeting.

13

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

(b)  The Board has an Audit and Risk Management Committee that comprises three members, a majority of whom are independent Directors and is chaired by an independent Director.

The Company’s Audit and Risk Management Committee is governed by its Audit and Risk Management Committee Charter, which is disclosed on the Company’s website (https://novaminerals.com.au/about-nova/corporate-governance-new/).

The members of the committee and the number of times the committee met throughout the reporting period and the individual attendances of the members at those meetings are disclosed in the Annual Report.

Recommendation 7.2

The Board or a committee of the Board should:

(a)  review the entity’s risk management framework with management at least annually to satisfy itself that it continues to be sound; and

(b)  disclose in relation to each reporting period, whether such a review has taken place.

YES

(a)   The Audit and Risk Committee Charter requires that the Audit and Risk Committee (or, in its absence, the Board) should, at least annually, satisfy itself that the Company’s risk management framework continues to be sound.

The Company is exposed to a range of market, financial, operational, environmental, and socio-political risks that could have an adverse effect on the Company’s future performance. The nature and potential impact of these risks can change over time and vary in degree to the extent they can be controlled by the Company.

The Company has a risk management framework in place with internal control systems to mitigate these key business risks. The Company’s approach to its risk management policies is detailed in the Audit & Risk Management Committee Charter available on the Company’s website at https://novaminerals.com.au/about-nova/corporate-governance-new/. Management has evaluated the various risks in the reporting period as disclosed in the Annual Report and Sustainability Report.

In respect of the Company’s financial statements and systems of accounting control, the Company’s external auditor attends the Company’s Annual General Meeting to address questions from shareholders.

14

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

The Audit & Risk Management Committee evaluates and addresses risks within the business as outlined in its Charter.

(b)   The Company’s Corporate Governance Plan requires the Company to disclose at least annually whether such a review of the Company’s risk management framework has taken place.

(c)  The Company’s Board has completed a review of the Company’s risk management framework in the past financial year. The Board intends to update the risk matrix further during the 2025 financial year to satisfy itself that it continues to be sound.

Recommendation 7.3

A listed entity should disclose:

(a)    if it has an internal audit function, how the function is structured and what role it performs; or

(b)    if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

YES

(a)   The Audit and Risk Committee Charter provides for the Audit and Risk Committee to monitor the need for an internal audit function.

(b)   The Company did not have an internal audit function for the past financial year. The Company employed the following process for evaluating and continually improving the effectiveness of its risk management and internal control processes:

(i)   the Board monitors the need for an internal audit function having regard to the size, location and complexity of the Company’s operations;

(ii)   the Board periodically undertakes an internal review of financial systems and processes where systems are considered to require improvement these systems are developed; and

(iii) The Board reviews risk management and internal compliance procedures at each Board meeting and monitors the quality of the accounting function.

Recommendation 7.4

A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

YES

The Audit and Risk Committee Charter requires the Audit and Risk Committee (or, in its absence, the Board) to assist management determine whether the Company has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

The Company’s Corporate Governance Plan requires the Company to disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks. The Company discloses this information in its Annual Report as part of its continuous disclosure obligations.

The Company has completed a sustainability review and the Sustainability Report 2025 will be separately lodged with the ASX and disclosed on the Company website.

15

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION
Principle 8: Remunerate fairly and responsibly

Recommendation 8.1

The Board of a listed entity should:

(a)   have a remuneration committee which:

(i) has at least three members, a majority of whom are independent Directors; and

(ii) is chaired by an independent Director, and disclose:

a.    the charter of the committee;

b.    the members of the committee; and

c.    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for Directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

YES

(a) The Company’s Corporate Governance Plan contains a Remuneration and Nomination Committee Charter that provides for the creation of a Remuneration and Nomination Committee (if it is considered it will benefit the Company), with at least three members, a majority of whom must be independent Directors, and which must be chaired by an independent Director.

The Board has established a Remuneration and Nomination Committee in July 2024. In accordance with its Charter, the Remuneration and Nomination Committee is structured such that it consists solely of Non-Executive Directors, is chaired by an independent Non-Executive Director and has at least three Non-Executive Directors as members. The Charter was last reviewed in June 2024 and is reviewed from time to time to ensure that it meets best practice standards, complies with the ASX Corporate Governance Principles and Recommendations, and meets the needs of the Company and the Committee. The Charter is available on the Company’s corporate governance page on the Company’s website.

The Chair of the Remuneration and Nomination Committee is Mr Avi Geller. The other members of the Committee are Mr Dovi Berger (appointed 1 July 2025) and Mr Richard Beazley. Three of three Committee members are Non-Executive Directors, and the Board considers all of the Non-Executive Directors on the Committee to be independent.

Other Board members, including the Executive Directors, are invited to attend these meetings.

(b)   The Company has established a Remuneration and Nominations Committee. The Remuneration and Nominations Committee’s objectives and compliance are detailed in the Remuneration and Nominations Committee Charter available on the Company’s website at https://novaminerals.com.au/about-nova/corporate-governance-new/.

The Company’s remuneration framework for Directors and Group Executives is set out in the Remuneration Report of the Annual Report. The Remuneration Report includes a summary of Company policies and practices for determining the nature and amount of remuneration for non-executive Directors and Group Executives, and the relationship between those policies and Company performance.

16

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION

Details of the nature and amount of each element of the remuneration of Directors and Key Management Personnel of the Company are disclosed in the relevant section of the Annual Report. There is no retirement benefit scheme for Directors other than payment of statutory superannuation and Non-Executive Directors are not eligible for performance-based remuneration.

The Company has adopted a Securities Trading Policy that includes a prohibition (without Board approval) on margin lending, hedging, derivative and any other secured financing arrangement by certain personnel (including Directors, Key Management Personnel, executives, and certain other employees). Those persons are prohibited from entering into such arrangements which would have the effect of limiting their exposure to risk in relation to all or part of their remuneration that has not vested, or has vested but remains subject to a restriction arrangement. The Company’s Securities Trading Policy is available on the Company’s website at https://novaminerals.com.au/about-nova/corporate-governance-new/.

Recommendation 8.2

A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive Directors and the remuneration of executive Directors and other senior executives.

YES

The Company’s Corporate Governance Plan requires the Board to disclose its policies and practices regarding the remuneration of Directors and senior executives, which is disclosed in its Annual Report.

Recommendation 8.3

A listed entity which has an equity-based remuneration scheme should:

(a)  have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)  disclose that policy or a summary of it.

YES

(a)   The Company had an equity-based remuneration scheme during the past financial year. The Company’s Trading Policy prohibits the use of any derivatives or other products which operate to limit the economic risk of unvested securities through the scheme. The Corporate Governance Plan, which incorporates the Trading Policy, is available on the Company’s website.

(b) Executives are prohibited from entering into transactions or arrangements which limit the economic risk of participating in equity-based remuneration or in unvested entitlements.

Additional recommendations that apply only in certain cases

Recommendation 9.1

A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.

	N/A	Not applicable.

17

RECOMMENDATIONs (FOURTHP EDITION)	COMPLY	EXPLANATION
Recommendation 9.2 A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	N/A	Not applicable.

Recommendation 9.3

A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.

	N/A	Not applicable.

18

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity
NOVA MINERALS LIMITED

ABN/ARBN	Financial year ended:
84 006 690 348	30 JUNE 2025

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:

☒	This URL on our website:	http://novaminerals.com.au

The Corporate Governance Statement is accurate and up to date as at 17 September 2025 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date:	17 September 2025
Name of authorised officer authorising lodgement:	Ian Pamensky

1. “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity’s corporate governance statement. They serve different purposes and an entity must produce each of them separately.

2. Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

3. Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 1 – Lay solid foundations for management and oversight
1.1

A listed entity should have and disclose a board charter setting out:

(a)   the respective roles and responsibilities of its board and management; and

(b) those matters expressly reserved to the board and those delegated to management.

		☒ and we have disclosed a copy of our board charter at: https://novaminerals.com.au/about-nova/corporate-governance-new/	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2

A listed entity should:

(a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and

(b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
1.5

A listed entity should:

(a) have and disclose a diversity policy;

(b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c) disclose in relation to each reporting period:

(1) the measurable objectives set for that period to achieve gender diversity;

(2) the entity’s progress towards achieving those objectives; and

(3) either:

(A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☐

and we have disclosed a copy of our diversity policy at:

……………………………………………………………………………..
[insert location]

and we have disclosed the information referred to in paragraph (c) at:

……………………………………………………………………………..
[insert location]

and if we were included in the S&P / ASX 300 Index at the commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period.

☒ set out in our Corporate Governance Statement https://novaminerals.com.au/company/corporate-governance-new/ OR

☐    we are an externally managed entity and this recommendation is therefore not applicable

1.6

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at: https://novaminerals.com.au/company/corporate-governance-new/ and whether a performance evaluation was undertaken for the reporting period in accordance with that process in our Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
1.7

A listed entity should:

(a)   have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

https://novaminerals.com.au/company/corporate-governance-new/ and whether a performance evaluation was undertaken for the reporting period in accordance with that process in our Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
Principle 2 - Structure the board to BE EFFECTIVE AND add value
2.1

The board of a listed entity should:

(a)   have a nomination committee which:

(1) has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)  the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒

and we have disclosed a copy of the charter of the committee at:

https://novaminerals.com.au/company/corporate-governance-new/ and we have disclosed the fact that we do have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively in our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed the skills to be included in a Board Skills Matrix in our Corporate Governance Statement.	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3

A listed entity should disclose:

(a) the names of the directors considered by the board to be independent directors;

(b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c) the length of service of each director.

☒

and we have disclosed the names of the directors considered by the board to be independent directors in our Corporate Governance Statement and, where applicable, the information referred to in paragraph (b) in our Corporate Governance Statement and the length of service of each director in the Directors Report of the June 2025 Annual Report.

☐ set out in our Corporate Governance Statement
2.4	A majority of the board of a listed entity should be independent directors.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☒ Mr Richard Beazley was appointed as non-executive Chairman on 24 July 2024. Mr Simens was acting chair to 24 July 2024. Mr Beazley is an independent Director.	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6	A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
Principle 3 – INSTIL A CULTURE of acting lawfully, ethically and responsibly
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: https://novaminerals.com.au/company/corporate-governance-new/	☐ set out in our Corporate Governance Statement
3.2

A listed entity should:

(a)   have and disclose a code of conduct for its directors, senior executives and employees; and

(b) ensure that the board or a committee of the board is informed of any material breaches of that code.

		☒ and we have disclosed our code of conduct at: https://novaminerals.com.au/company/corporate-governance-new/	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our Whistleblower policy at: https://novaminerals.com.au/company/corporate-governance-new/	☐ set out in our Corporate Governance Statement
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: https://novaminerals.com.au/company/corporate-governance-new/	☐ set out in our Corporate Governance Statement
Principle 4 – safeguard the integrity of corporate reports
4.1

The board of a listed entity should:

(a) have an audit committee which:

(1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)  is chaired by an independent director, who is not the chair of the board,

and disclose:

(3) the charter of the committee;

(4) the relevant qualifications and experience of the members of the committee; and

(5)  in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

☒

and we have disclosed a copy of the charter of the committee at:

https://novaminerals.com.au/company/corporate-governance-new/ and we have disclosed the fact that we had a committee at 30 June 2025. We have disclosed the fact that we do have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner at:

The Company confirms the Audit and Risk Committee is comprised of independent Directors.

The Company confirms the Company has adopted a formal Audit and Risk Committee Charter which is disclosed on the Company’s website

https://novaminerals.com.au/company/corporate-governance-new/

The Company confirms that the skills, experience and expertise of the Directors on the Audit and Risk Committee are detailed in the Board of Directors section of the Directors’ Report in the Annual Report.

The Company confirms the number of meetings during the annual reporting period and the individual attendance at those meetings is disclosed in the Directors’ Report in the Annual Report

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	☒ The Company confirms that the assurance was provided by both the CEO and CFO.	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement
Principle 5 – Make timely and balanced disclosure
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.

☒

and we have disclosed our continuous disclosure compliance policy at:

https://novaminerals.com.au/company/corporate-governance-new/

The policy describes the Company’s approach to disclosure and confirms that the Company has established a Continuous Disclosure Policy which is available on the Company’s website.

☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒ describes the Company’s approach to disclosure and confirms that on confirmation of receipt from the ASX, the Company will promptly ensure that its Board of Directors receives copies of all market announcements.	☐ set out in our Corporate Governance Statement
5.3	A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.	☒ describes the Company’s approach to disclosure and confirms that slides and presentations used in briefings and discussions with analysts and institutional investors will be released prior to the briefing to the market via the ASX and posted on the Company website.	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
Principle 6 – Respect the rights of sECURITY holders
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: https://novaminerals.com.au/company/corporate-governance-new/	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒ Voting at the 2024 Annual General Meeting was decided by poll. Voting via a poll will also be used at the 2025 Annual General Meeting.	☐ set out in our Corporate Governance Statement
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒ confirms that the Company’s shareholders may communicate electronically with the Company and its external share registry, Automic.	☐ set out in our Corporate Governance Statement
Principle 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1) has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3) the charter of the committee;

(4)  the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

☒

and we have disclosed a copy of the charter of the committee at:

https://novaminerals.com.au/company/corporate-governance-new/ and we have disclosed the fact that we do have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework in our Corporate Governance Statement.

The Company confirms the Audit and Risk Committee is comprised of independent Directors.

The Company confirms that the Company has adopted a formal Audit and Risk Committee Charter which is disclosed on the Company’s website.

The Company confirms the number of meetings during the annual reporting period and the individual attendance at those meetings is disclosed in the Directors’ Report in the Annual Report.

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)  disclose, in relation to each reporting period, whether such a review has taken place.

☒

and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period in the Corporate Governance Statement and at:

https://novaminerals.com.au/company/corporate-governance-new/

The Company confirms that a review of the Company’s risk management framework has taken place.

☐ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period in our Corporate Governance Statement
7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)  if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

☒

The Company does not consider it necessary, at this time, to have a formal internal audit function and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes in our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.

☒

and we have disclosed whether we have any material exposure to environmental and social risks in our Corporate Governance Statement and, if we do, how we manage or intend to manage those risks at:

https://novaminerals.com.au/environmental/#

The Company confirms that the risks that affect the Company and how it manages those risks are described in the Annual Report.

The Company has completed a Sustainability Review and the Sustainability Report will be separately lodged with the ASX and disclosed on the Company website.

☐ set out in our Corporate Governance Statement
Principle 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a) have a remuneration committee which:

(1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)  the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒

and we have disclosed a copy of the charter of the committee at:

https://novaminerals.com.au/company/corporate-governance-new/ and we have disclosed the fact that we did not have a remuneration committee at 30 June 2025, but have subsequently formed a committee. This includes the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive in our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked, we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

☒

and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives in the Remuneration Report set out in the 2025 Annual Report.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3

A listed entity which has an equity-based remuneration scheme should:

(a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)  disclose that policy or a summary of it.

☒ and we have disclosed our policy on this issue or a summary of it in our Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR

☐    we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐   we are an externally managed entity and this recommendation is therefore not applicable

ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES
9.1	A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.	N/A

☐ set out in our Corporate Governance Statement OR

☐    we do not have a director in this position and this recommendation is therefore not applicable OR

☐   we are an externally managed entity and this recommendation is therefore not applicable

9.2	A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	N/A

☐ set out in our Corporate Governance Statement OR

☐   we are established in Australia and this recommendation is therefore not applicable OR

☐   we are an externally managed entity and this recommendation is therefore not applicable

9.3	A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	N/A

☐ set out in our Corporate Governance Statement OR

☐   we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable

☐   we are an externally managed entity that does not hold an AGM and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and

(b)  the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		☐ N/A	☐ set out in our Corporate Governance Statement
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	☐ N/A	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10